September 7, 2018

Andrew H. Reich
Chief Financial Officer
Siebert Financial Corp.
120 Wall Street
New York, New York 10005

       Re: Siebert Financial Corp.
           Form 10-K for Fiscal Year Ended December 31, 2017
           Filed April 13, 2018
           Form 10-Q for Fiscal Quarter Ended June 30, 2018
           Filed August 13, 2018
           File No. 000-05703

Dear Mr. Reich:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2017

Notes to Consolidated Financial Statements
Note E - Income Taxes, page F-11

1. Please tell us and revise your future filings to discuss in detail how the adoption of the Tax
      Cuts and Jobs Act impacted your current and future financial results and your financial position at December 31, 2017. Refer to ASC 740-10-50-9(g) for guidance. Note A - Business Order, page F-8

2. You disclose that you accounted for the StockCross acquisition as an entity under common control, pursuant to ASC 805-50 and that the acquisition did not change the
 Andrew H. Reich
FirstName LastNameAndrew H. Reich
Siebert Financial Corp.
Comapany 7, 2018
September NameSiebert Financial Corp.
September 7, 2018 Page 2
Page 2
FirstName LastName
         composition of Muriel Siebert & Co, Inc., a wholly owned subsidiary of the company, as a reporting entity. Please tell us in detail how you considered whether the acquisition resulted in a change in reporting entity of Siebert Financial Corp. considering the guidance in ASC 250. If you believe the transaction resulted in a change in reporting entity, please tell us how you concluded that the consolidated financial statements are presented in accordance with the guidance in ASC 805-50-45, or revise as appropriate.
Form 10-Q for Fiscal Quarter Ended June 30, 2018

Financial Statements
Note 7. Provision for Income Taxes, page 9

3. We note your disclosure that due to cumulative previous losses incurred by the Company, the Company is unable to conclude it is more likely than not to realize its deferred tax asset in excess of the deferred tax liability and accordingly, the Company has recorded a full valuation allowance as of December 31, 2017 and June 30, 2018. We also note you have recorded net income for fiscal year ended December 31, 2017 and subsequent quarterly periods ended March 31, 2018 and June 30, 2018. Please ensure you consider all available evidence, both positive and negative, to determine whether, based on the weight of that evidence, a valuation allowance for deferred tax assets is needed. Refer to
         ASC 740-10-30-16 through 30-25 for guidance. Additionally, please revise future filings to discuss the factors that impact your estimates and judgment regarding the realizability of your deferred tax asset and the measurement of your valuation allowance.
         Refer to ASC 740-10-50-21 for guidance.
Item 4. Controls and Procedures, page 13

4. In your December 31, 2017 Form 10-K, you disclosed on page 25 that your disclosure controls and procedures were ineffective based on material weaknesses in internal control over financial reporting relating to (i) your lack of sufficient qualified financial reporting and accounting personnel with an appropriate level of expertise to properly address complex accounting issues under generally accepted accounting principles (GAAP) and to prepare and review your consolidated financial statements and related disclosures to fulfill
         GAAP and SEC financial reporting requirements; and (ii) failure to utilize a disclosure checklist to ensure that all relevant and required GAAP disclosures are properly included in the financial statements. We also note your disclosure on page 26 related to your remediation efforts. Given your disclosure in both your 2018 Forms 10-Q that there were no material changes in your internal controls over financial reporting and that you were in the process of developing a remediation plan under the supervision of the Audit
         Committee and Board of Directors to improve the effectiveness of your controls, please tell us and revise to disclose in detail the basis for your officers' conclusions that the company's disclosure controls and procedures were effective as of the end of each of the interim reporting periods ended March 31, 2018 and June 30, 2018. Andrew H. Reich
Siebert Financial Corp.
September 7, 2018
Page 3

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact John Spitz, Staff Accountant, at (202) 551-3484 or Michael Volley,
Staff Accountant, at (202) 551-3437 with any questions.



FirstName LastNameAndrew H. Reich                         Sincerely,
Comapany NameSiebert Financial Corp.
                                                          Division of
Corporation Finance
September 7, 2018 Page 3                                  Office of Financial
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